Bank of Bermuda The Bank of Bermuda Limited 6 Front Street, Hamilton HM 11 PO Box HM 1020 Hamilton HM DX, Bermuda Telephone +441 295 4000 Facsimile +441 295 7093 www.bankofbermuda.com

22 September 2003

Dear Shareholder

Enclosed is a Report to Shareholders for the six months ended 30 June 2003, in accordance with Bermuda Stock Exchange regulations. This report includes a summary of our financial results for the period as well as information on Director and Executive Officer share interests. This six month report is one of a number of recent changes in our reporting to shareholders and the Quarterly Shareholders’ Report that we have distributed in the past has now been replaced with other forms of communication.

Over recent years, we have steadily expanded the content of our quarterly earnings announcements, released financial results on a faster timetable, enhanced the information available on the Bank’s website, and added new forms of disclosure, such as our quarterly conference call. We believe these developments result in fuller information being available to shareholders each quarter on a more timely basis than has been possible through our Quarterly Shareholders’ Report mailing. As a result, we are discontinuing the Quarterly Shareholders’ Report mailing and offering you alternative ways to obtain detailed updates on our performance each quarter.

You are probably aware that we release a full quarterly earnings announcement that discusses our results in comparison with earlier quarters. This release is widely distributed to international as well as Bermuda news services. You can receive a copy of the release directly either by being added to our mailing list, as explained below, or by accessing it through the Investor Relations page of our website, www.bankofbermuda.com. We also furnish the release to the Bermuda Stock Exchange and the U.S. Securities and Exchange Commission, and copies are available through those entities. A summary financial pack is also available at the same time as the quarterly earnings release.

In addition, since we achieved our NASDAQ listing in April 2002, we have adopted a practice of hosting a conference call each quarter to discuss our results. This call provides more discussion of the information in the earnings release and developments in our businesses. We typically hold the conference call the day after we release our quarterly earnings and a replay of the call is available to you via our website for a period of two weeks following the call.

If you would like to be sent a copy of the earnings release each quarter by e-mail or post, please either e-mail investor_relations@bankofbermuda.com or call Barbara Orfila at 441 299 6937. If you have any questions about the information available to our shareholders, please contact Noah Fields, Investor Relations Analyst on 441 299 6851.

Sincerely,

/s/ Alison J. Satasi
Alison J. Satasi
Head of Investor Relations and MIS